Exhibit 6

For Immediate Release	16 March 2017

WPP PLC (“WPP”)

Grey agrees to acquire majority stake in leading creative agency, Bruketa&Žinić, in Croatia

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has agreed to take a majority stake in Bruketa&Žinić OM d.o.o. (“Bruketa&Žinić”) in Croatia. Founded in 1995 and based in Zagreb, Bruketa&Žinić is a full-service creative agency.

Following this acquisition, Bruketa&Žinić will merge with Grey Zagreb, a wholly-owned operating company of WPP and Grey Worldwide, to create Bruketa&Zinic&Grey. This merger will strengthen WPP’s offer in the Adriatic region and allow Bruketa&Žinić to tap into business opportunities throughout Grey’s EMEA region.

Bruketa&Žinić’s revenues for the year ended 31 December 2015 were approximately HRK20.9 million with gross assets of approximately HRK12.9 million as at the same date. The company employs approximately 60 people.

In Central and Eastern Europe, WPP companies (including associates) generate revenues of over US$500 million and employ over 6,000 people.

Contact:

Feona McEwan, WPP	+44 (0)20 7408 2204
Chris Wade, WPP